                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-121067

PRICING SUPPLEMENT No. 12
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                570,000 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
     5.50% Yield Enhanced Equity Linked Debt Securities Due August 28, 2006
            Performance Linked to Time Warner Inc. (TWX) Common Stock

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

    o INDEX STOCK ISSUER: Time Warner Inc. Time Warner Inc. is not involved in this offering and has no obligation with respect to the notes.

    o INDEX STOCK: The common stock of the index stock issuer.

    o STATED MATURITY DATE: August 28, 2006, subject to postponement if the valuation date is postponed.

    o VALUATION DATE: August 21, 2006, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes-Settlement value" on page SS-12 of the YEELDS prospectus supplement.

    o DETERMINATION PERIOD: Five business days.

    o COUPON RATE: 5.50% per annum.

    o COUPON PAYMENT DATES: The 28th calendar day of each month, commencing on
    March 28, 2006.

    o COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

    o PRINCIPAL AMOUNT: $17.678 per YEELDS, and in aggregate, $10,076,460.

    o LISTING: The YEELDS will not be listed on any exchange.

    o EQUITY CAP PRICE: $18.5619, which represents 105.0% of the initial value.

    o INITIAL VALUE: $17.678, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings' obligations under the notes.

    o TRIGGER PRICE: $15.0263, which is 85.0% of the initial value.

    o DENOMINATIONS: $17.678 and integral multiples thereof.

    o PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELDS, the lesser of:
    (1) the alternative redemption amount; and
    (2) $18.5619
    provided that, if the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period and the settlement value is less than $17.678, Lehman Brothers Holdings will pay you $17.678 per YEELDS.

    The adjusted intraday price of the index stock on any scheduled trading day will equal the then-current intraday price of the index stock, plus the dividend adjustment amount in effect on such scheduled trading day. The measurement period will begin on the date of this pricing supplement and end on the valuation date.

    Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

    The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to the adjusted closing price multiplied by the multiplier, as described beginning on page PS-2 of this pricing supplement under "Settlement Value Based Upon
    Adjusted Closing Price".

    o STOCK SETTLEMENT OPTION: None.

    o CUSIP NUMBER: 52520W853

    o ISIN NUMBER: US52520W8534

Investing in the notes involves risks. Risk Factors begin on page SS-6 of the
YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                             Per YEELDS          Total
                                                                             ----------          -----

Public offering price..................................................      $    17.678000     $ 10,076,460.00
Underwriting discount..................................................      $     0.044195     $     25,191.15
Proceeds to Lehman Brothers Holdings...................................      $    17.633805     $ 10,051,268.85

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 85,500 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.
                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about February 28, 2006.

                             ----------------------

                                 LEHMAN BROTHERS
February 21, 2006
"YEELDS" is a registered trademark of Lehman Brothers Inc.

               SETTLEMENT VALUE BASED UPON ADJUSTED CLOSING PRICE

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to such adjusted closing price multiplied by the multiplier then in effect. Adjustments to the closing price will occur, as described below, if Time
Warner Inc. changes the per share amount of cash dividends it pays on its shares of common stock during the term of the YEELDS.

The adjusted closing price of Time Warner Inc. common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of shares of common stock of Time
Warner Inc. are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from Time Warner Inc. and the amount of the cash dividend is less than the base dividend (as described below) per share of common stock, including if
Time Warner Inc. fails to declare or make the cash dividend payments described below in the description of "base dividend" (as determined by the calculation agent in its sole and absolute discretion), the dividend adjustment amount then in effect shall be reduced on the ex-dividend date for the Time Warner Inc.
dividend (any such day, an "effective adjustment date") by an amount equal to the difference between the base dividend and the new dividend. Any such downward adjustment of the dividend adjustment amount may decrease the amount you receive upon maturity. The "base dividend" shall be $0.05, the amount of the quarterly dividend per share of common stock most recently paid by Time Warner Inc. prior to the date of this pricing supplement. The base dividend is subject to adjustment in the event of certain events affecting the shares of common stock of Time Warner Inc. such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. If the calculation agent determines in its sole and absolute discretion that Time Warner Inc. has failed to declare or make a quarterly dividend payment, the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following April 13,
2006 and the valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of Time Warner Inc. common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from Time
Warner Inc. and the amount of the dividend is more than the base dividend per share, the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the excess of the new dividend over the base dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of Time Warner
Inc., such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

                                      PS-2

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that Time Warner Inc. does not change the amount of cash dividends that it pays on its shares of common stock during the term of the YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $16.00 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT WAS AT OR
ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE MEASUREMENT
PERIOD:

As a result, because (i) the settlement value of $16.00 is less than $17.678 and
(ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect was at or above $15.0263 on all scheduled trading days during the measurement period, on the stated maturity date, you would receive $17.678 per
YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $16.00 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT FELL BELOW
THE TRIGGER PRICE ON A SCHEDULED TRADING DAY DURING THE MEASUREMENT PERIOD:

As a result, because (i) the settlement value of $16.00 is less than $17.678 and
(ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect fell below $15.0263 on a scheduled trading day during the measurement period, on the stated maturity date, you would receive $16.00 per
YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 3.  ASSUMING THE SETTLEMENT VALUE IS $22.00:

As a result, because $18.5619 is less than the settlement value of $22.00, on the stated maturity date, you would receive $18.5619 per YEELDS, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that Time Warner Inc. changes the amount of the cash dividends it pays, the results indicated above would be different.

                                      PS-3

                       INDEX STOCK ISSUER AND INDEX STOCK

TIME WARNER INC.

Lehman Brothers Holdings has obtained the following information regarding Time
Warner Inc. from Time Warner Inc.'s reports filed with the SEC.

Time Warner Inc. is a leading media and entertainment company. The company was formed in connection with the merger of America Online, Inc. and Time Warner
Inc., which was consummated on January 11, 2001.

The Company classifies its businesses into the following fundamental areas:
America Online, Cable, Filmed Entertainment, Networks and Publishing.

    o   America Online. This area is a subscription-based service with over 26.2 million total AOL brand subscribers in the U.S. and Europe at September
        30, 2005, that provides members with access to the Internet and a global, interactive community offering a wide variety of content, features and tools.

    o   Cable. This area consists of Time Warner Cable Inc. and its subsidiaries and is the second largest operator of cable systems in the U.S. in terms of subscribers served.

    o   Filmed Entertainment. This area produces and distributes theatrical motion pictures, television shows, animation and other programming.

    o   Networks. This area consists principally of domestic and international basic cable networks, pay television programming services and a broadcast television network.

    o   Publishing. This area consists principally of magazine and book publishing that are conducted primarily by the company's subsidiaries.
        In addition, Time Inc. operates certain direct marketing businesses.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of Time Warner Inc. are listed on The New York Stock
Exchange under the symbol "TWX".

The following table presents the high and low closing prices for the shares of common stock of Time Warner Inc., as quoted on The New York Stock Exchange during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement), and the closing price at the end of each quarter in
2003, 2004, 2005 and 2006 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will remain at, or increase above, the initial value;
accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-4

                                                        HIGH                    LOW                PERIOD END
                                                        ----                    ---                ----------

2003
   First Quarter ..............................         $15.35                $10.06                  $10.86
   Second Quarter..............................          16.18                 10.91                   16.09
   Third Quarter...............................          16.85                 14.85                   15.11
   Fourth Quarter..............................          18.10                 14.85                   17.99

2004
   First Quarter ..............................         $19.07                $16.22                  $16.86
   Second Quarter..............................          17.69                 16.25                   17.58
   Third Quarter...............................          17.54                 15.60                   16.14
   Fourth Quarter..............................          19.55                 16.23                   19.45

2005
   First Quarter ...............................        $19.41                $17.14                  $17.55
   Second Quarter ..............................         17.97                 16.66                   16.71
   Third Quarter ...............................         18.90                 16.25                   18.11
   Fourth Quarter...............................         18.33                 17.23                   17.44

2006
   First Quarter (through the date of this
     pricing supplement) ...................            $18.57                $17.07                  $17.64

                                    PS-5

                              HYPOTHETICAL RETURNS

The tables below illustrate, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and
(b) Time Warner Inc. does not change the amount of the cash dividends that it pays on its shares of common stock during the term of the YEELDS:

    o   the percentage change from the issue price to the hypothetical settlement value on the valuation date;

    o   the total coupon payments paid or payable on or before the stated
        maturity date per YEELDS;

    o   the hypothetical total amount payable per YEELDS on the stated maturity date;

    o   the hypothetical total annualized yield on the YEELDS on the stated
        maturity date; and

    o   the hypothetical total annualized yield from direct ownership of the index stock.

The hypothetical results illustrated in the first table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period. Those in the second table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect has fallen below the trigger price on any scheduled trading day during the measurement period.

TABLE 1: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT IS
AT OR ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE
MEASUREMENT PERIOD.

                        PERCENTAGE        TOTAL COUPON                         HYPOTHETICAL
                        CHANGE FROM     PAYMENTS PAID OR                     TOTAL ANNUALIZED
                      $17.678 TO THE      PAYABLE ON OR      HYPOTHETICAL      YIELD ON THE       HYPOTHETICAL
   HYPOTHETICAL        HYPOTHETICAL        BEFORE THE       AMOUNT PAYABLE         NOTES        TOTAL ANNUALIZED
 SETTLEMENT VALUE    SETTLEMENT VALUE    STATED MATURITY    ON THE STATED      ON THE STATED       YIELD FROM
 ON THE VALUATION    ON THE VALUATION         DATE          MATURITY DATE      MATURITY DATE    DIRECT OWNERSHIP
       DATE                DATE            PER YEELDS       PER YEELDS (1)    PER YEELDS (2)    OF COMMON STOCKS
-----------------    ----------------   ----------------    --------------   ----------------   -----------------

        $15.0263            -15%             $0.4807          $17.6780                5.6%             -27.0%
         15.9102            -10               0.4807           17.6780                5.6              -18.2
         17.6780              0               0.4807           17.6780                5.6                1.1
         18.0316              2               0.4807           18.0316                9.8                5.3
         18.5619              5               0.4807           18.5619               16.2               11.6
         19.4458             10               0.4807           18.5619               16.2               22.5
         21.2136             20               0.4807           18.5619               16.2               46.0

-----------------------

(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

                                      PS-6

TABLE 2: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT HAS
FALLEN BELOW THE TRIGGER PRICE ON ANY SCHEDULED TRADING DAY DURING THE
MEASUREMENT PERIOD.

                        PERCENTAGE        TOTAL COUPON                         HYPOTHETICAL
                        CHANGE FROM     PAYMENTS PAID OR                     TOTAL ANNUALIZED
                      $17.678 TO THE      PAYABLE ON OR      HYPOTHETICAL      YIELD ON THE      HYPOTHETICAL
   HYPOTHETICAL        HYPOTHETICAL        BEFORE THE       AMOUNT PAYABLE         NOTES       TOTAL ANNUALIZED
 SETTLEMENT VALUE    SETTLEMENT VALUE    STATED MATURITY    ON THE STATED      ON THE STATED       YIELD FROM
 ON THE VALUATION    ON THE VALUATION         DATE          MATURITY DATE      MATURITY DATE    DIRECT OWNERSHIP
       DATE                DATE            PER YEELDS       PER YEELDS (1)    PER YEELDS (2)    OF COMMON STOCKS
-----------------    ----------------   ----------------    --------------   ----------------   -----------------

        $10.6068            -40%             $0.4807          $10.6068              -61.0%             -63.7%
         12.3746            -30               0.4807           12.3746              -47.4              -50.6
         14.1424            -20               0.4807           14.1424              -31.7              -35.4
         15.9102            -10               0.4807           15.9102              -14.1              -18.2
         17.6780              0               0.4807           17.6780                5.6                1.1
         18.0316              2               0.4807           18.0316                9.8                5.3
         18.5619              5               0.4807           18.5619               16.2               11.6
         19.4458             10               0.4807           18.5619               16.2               22.5
         21.2136             20               0.4807           18.5619               16.2               46.0

-----------------------

(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the tables.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-7

                      SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 85,500 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $11,587,929,
$28,970 and $11,558,959, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about February 28, 2006, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the notes and has received customary compensation for that transaction.

                                570,000 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

     5.50% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE AUGUST 28, 2006
            PERFORMANCE LINKED TO TIME WARNER INC. (TWX) COMMON STOCK

                             ----------------------

                               PRICING SUPPLEMENT
                                FEBRUARY 21, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS